Mail Stop 4561

June 15, 2006

Jack Oehlke
Key Tronic Corporation
N. 4424 Sullivan Road
Spokane Valley, Washington 99216

      Re: Key Tronic Corporation
               Form 10-K for Fiscal Year Ended July 2, 2005
               Forms 10-Q for Fiscal Quarters Ended October 1, 2005 and
               December 31, 2005
               File No. 000-11559

Dear Mr. Oehlke:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Craig Wilson
               Senior Assistant Chief Accountant